TERM SHEET
FOR SERIES SEED PREFERRED STOCK FINANCING OF
TRIBEVEST INC.
JULY, 2022

REG CF OFFERING VIA WEFUNDER

This Term Sheet summarizes the principal terms of the Series Seed Preferred Stock Financing of TribeVest. Inc., a Delaware corporation (the "**Company**"). This term sheet is non-binding, and no legally binding obligations will be created until definitive agreements are executed and delivered by all parties. This Term Sheet is not a commitment to invest, and is conditioned on the completion of the conditions to closing set forth below.

Offering Terms

Security:	Series Seed Preferred Stock (the "**Series Seed Preferred**").
Closing Date:	As soon as practicable in conjunction with but separate from the closing of the Company's parallel $500,000 (minimum) Reg D private offering to accredited investors pursuant to Reguilation D under the Securities Act (the "**D Offering**") and following the satisfaction of the conditions to closing of this offering (the "**Closing**"). For the avoidance of doubt, this term sheet pertains to the offering of securities to investors only pursuant to Regulation CF under the Securities Act via the Wefunder platform (the "**CF Offering**"), for which the same Series Seed Preferred will be issued as in the D Offering, but each such offering shall be subject to different terms and shall not be aggregated for securities law purposes. The CF Offering may have multiple, staggered Closings.
Conditions to Closing:	Standard conditions to Closing, including, among other things, satisfactory completion of financial and legal due diligence, qualification of the shares under applicable Blue Sky laws, the filing of a Certificate of Incorporation establishing the rights and preferences of the Series Seed Preferred.
Investors:	All investors in the CF Offering must meet Wefunder's and Regulation CF's eligibility criteria.
Minimum Amount Raised:	$1,500,000 minimum among both the CF and D Offerings, not including the conversion of SAFEs and principal and interest on convertible notes. The amount of the CF Offering shall be no greater than $1,000,000.

Pre-Money Valuation: The price per share of the Series Seed Preferred (the "**Original Purchase Price**") shall be the price determined on the basis of a fully-diluted pre-money valuation of $20,000,000 (which pre-money valuation shall include an employee option pool representing 10% of the fully-diluted post-money capitalization).

CHARTER

Dividends: Dividends will be paid on the Series Seed Preferred on an as-converted basis when, as, and if paid on the Common Stock.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, the proceeds shall be paid as follows:

First pay the Original Purchase Price plus declared and unpaid dividends on each share of Series Seed Preferred (or, if greater, the amount that the Series Seed Preferred would receive on an as-converted basis). The balance of any proceeds shall be distributed pro rata to holders of Common Stock.

A merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) or a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company will be treated as a liquidation event (a "**Deemed Liquidation Event**"), thereby triggering payment of the liquidation preferences described above unless the holders of at least 50% of the Series Seed Preferred elect otherwise (the "**Requisite Holders**").

Voting Rights: The Series Seed Preferred shall vote together with the Class A (voting) Common Stock on an as-converted basis, and not as a separate class, except (i) so long as 25% of the shares of Series Seed Preferred issued in the transaction are outstanding, the Series Seed Preferred as a separate class shall be entitled to elect 1 member of the Board of Directors (the "Preferred Director"), (ii) as required by law, and (iii) as provided in "Protective Provisions" below. The Company's Charter will provide that the number of authorized shares of Common Stock may be increased or decreased with the approval of a majority of the Preferred and Common Stock,

voting together as a single class, and without a separate class vote by the Common Stock.

Protective Provisions:

So long as 25% shares of Series Seed Preferred issued in the transaction are outstanding, in addition to any other vote or approval required under the Company's Charter or Bylaws, the Company will not, without the written consent of the Requisite Holders, either directly or by amendment, merger, consolidation, recapitalization, reclassification, or otherwise:

(i) liquidate, dissolve or wind-up the affairs of the Company or effect any Deemed Liquidation Event; (ii) amend, alter, or repeal any provision of the Charter or Bylaws in a manner adverse to the Series Seed Preferred Stock; (iii) create or authorize the creation of or issue any other security convertible into or exercisable for any equity security unless the same ranks junior to the Series Seed Preferred with respect to its rights, preferences and privileges, or increase the authorized number of shares of Series Seed Preferred; (iv) sell, issue, sponsor, create or distribute any digital tokens, cryptocurrency or other blockchain-based assets without approval of the Board of Directors; (v) purchase or redeem or pay any dividend on any capital stock prior to the Series Seed Preferred, other than stock repurchased at cost from former employees and consultants in connection with the cessation of their service, or as otherwise approved by the Board of Directors; (vi) create or authorize the creation of any debt security, if the aggregate indebtedness of the Corporation and its subsidiaries for borrowed money following such action would exceed $250,000 other than equipment leases, bank lines of credit or trade payables incurred in the ordinary course unless such debt security has received the prior approval of the Board of Directors; or (vii) increase or decrease the authorized number of directors constituting the Board of Directors or change the number of votes entitled to be cast by any director or directors on any matter.

Optional Conversion:

The Series Seed Preferred initially converts 1:1 to Class A Common Stock at any time at option of holder, subject to adjustments for stock dividends, splits, combinations and similar events and as described below under "Anti-dilution Provisions."

Anti-dilution Provisions:

In the event that the Company issues additional securities at a purchase price less than the current Series Seed Preferred

conversion price, such conversion price shall be adjusted in accordance with the following formula:

$$CP_2 = CP_1 * (A+B) / (A+C)$$

Where:

CP_2	=	Series Seed Conversion Price in effect immediately after new issue
CP_1	=	Series Seed Conversion Price in effect immediately prior to new issue
A	=	Number of shares of Common Stock deemed to be outstanding immediately prior to new issue (includes all shares of outstanding common stock, all shares of outstanding preferred stock on an as-converted basis, and all outstanding options on an as-exercised basis; and does not include any convertible securities converting into this round of financing)
B	=	Aggregate consideration received by the Company with respect to the new issue divided by CP_1
C	=	Number of shares of stock issued in the subject transaction

The foregoing shall be subject to customary exceptions, including, without limitation, the following:

(i) securities issuable upon conversion of any of the Series Seed Preferred, or as a dividend or distribution on the Series Seed Preferred; (ii) securities issued upon the conversion of any debenture, warrant, option, or other convertible security; (iii) Common Stock issuable upon a stock split, stock dividend, or any subdivision of shares of Common Stock; (iv) shares of Common Stock (or options to purchase such shares of Common Stock) issued or issuable to employees or directors of, or consultants to, the Company pursuant to any plan approved by the Company's Board of Directors, and other customary exceptions.

Mandatory Conversion: Each share of Series Seed Preferred will automatically be converted into Common Stock at the then applicable conversion rate in the event of the closing of a firm commitment underwritten public offering withgross proceeds to the Company of not less than $60,000,000, or (ii) upon the written consent of the Requisite Holders.

STOCK PURCHASE AGREEMENT

Representations and Warranties:	Standard representations and warranties by the Company customary for its size and industry.
Counsel and Expenses:	Company counsel to draft applicable documents. Each of Company and the Investors shall pay their own legal and other expenses associated with the financing.

INVESTORS' RIGHTS AGREEMENT

Registration Rights:

Registrable Securities:	All shares of Common Stock issuable upon conversion of the Series Seed Preferred and any other Common Stock held by the Investors will be deemed "**Registrable Securities**."
Demand Registration:	Upon earliest of (i) five (5) years after the Closing; or (ii) six (6) months following an initial public offering ("**IPO**"), persons holding 50% of the Registrable Securities may request one (consummated) registration by the Company of their shares. The aggregate offering price for such registration may not be less than $15 million. A registration will count for this purpose only if (i) all Registrable Securities requested to be registered are registered, and (ii) it is closed, or withdrawn at the request of the Investors (other than as a result of a material adverse change to the Company).
Registration on Form S-3:	The holders of 30% of the Registrable Securities will have the right to require the Company to register on Form S-3, if available for use by the Company, Registrable Securities for an aggregate offering price of at least $5 million. There will be no limit on the aggregate number of such Form S-3 registrations, provided that there are no more than two (2) per twelve (12) month period.
Piggyback Registration:	The holders of Registrable Securities will be entitled to "piggyback" registration rights on all registration statements of the Company, subject to the right, however, of the Company and its underwriters to reduce the number of shares proposed to be registered to a minimum of 30% on a pro rata basis and to complete reduction on an IPO at the underwriter's discretion. In all events, the shares to be registered by holders of Registrable Securities will be reduced only after all other stockholders' shares are reduced.
Lock-up:	Investors shall agree in connection with the IPO, if requested by the managing underwriter, not to sell or transfer any shares

of Common Stock of the Company held immediately before the effective date of the IPO for a period of up to 180 days following the IPO (provided all directors and officers of the Company and 1% stockholders agree to the same lock-up).

Information Rights:	Any Major Investor (who is not a competitor) will be granted access to Company facilities and personnel during normal business hours and with reasonable advance notification. The Company will deliver to such Major Investor (i) annual, quarterly, and monthly financial statements, and other information as determined by the Board of Directors; (ii) thirty days prior to the end of each fiscal year, a comprehensive operating budget forecasting the Company's revenues, expenses, and cash position on a month-to-month basis for the upcoming fiscal year; and (iii) promptly following the end of each quarter an up-to-date capitalization table. A "Major Investor" means any Investor who purchases at least $250,000 of Series Seed Preferred.
Right to Participate Pro Rata in Future Rounds:	All Major Investors shall have a pro rata right, based on their percentage equity ownership in the Company (assuming the conversion of all outstanding Preferred Stock into Common Stock and the exercise of all options outstanding under the Company's stock plans), to participate in subsequent issuances of equity securities of the Company (excluding those issuances listed at the end of the "Anti-dilution Provisions" section of this Term Sheet and shares issued in an IPO). In addition, should any Major Investor choose not to purchase its full pro rata share, the remaining Major Investors shall have the right to purchase the remaining pro rata shares.
Matters Requiring Board Approval:	The Company will not, without Board approval: (i) make any loan or advance to, or own any stock or other securities of, any subsidiary or other corporation, partnership, or other entity unless it is wholly owned by the Company; (ii) make any loan or advance to any person, including, any employee or director, except advances and similar expenditures in the ordinary course of business; (iii) guarantee any indebtedness except for trade accounts of the Company or any subsidiary arising in the ordinary course of business; (iv) incur any aggregate indebtedness in excess of $250,000 that is not already included in a Board-approved budget, other than trade credit incurred in the ordinary course of business; (v) hire, fire, or change the compensation of the executive officers, including approving any option grants; (vi) change the principal business of the Company, enter new

lines of business, or exit the current line of business; (vii) sell, assign, license, pledge or encumber material technology or intellectual property, other than licenses granted in the ordinary course of business; or (viii) enter into any corporate strategic relationship involving the payment contribution or assignment by the Company or to the Company of assets greater than $250,000.

RIGHT OF FIRST REFUSAL/CO-SALE AGREEMENT

Right of First Refusal/ Right of Co-Sale (Take-Me-Along):

Company first and Investors second will have a right of first refusal with respect to any shares of capital stock of the Company proposed to be transferred by current and future employees holding 1% or more of Company Common Stock (assuming conversion of Preferred Stock and whether then held or subject to the exercise of options), with a right of oversubscription for Investors of shares unsubscribed by the other Investors. Before any such person may sell Common Stock, he will give the Investors an opportunity to participate in such sale on a basis proportionate to the amount of securities held by the seller and those held by the participating Investors.

VOTING AGREEMENT

Board of Directors:

At the Closing, the Board of Directors shall consist of 3 members comprised of (i) a representative designated by the Investors, (ii) Zachary Bowers as the representative designated by the Class A Common Stockholders, and (iii) the person then serving as the Chief Executive Officer of the Company.

Drag Along:

Holders of Preferred Stock and all current and future holders of greater than 1% of Common Stock (assuming conversion of Preferred Stock and whether then held or subject to the exercise of options) shall be required to enter into an agreement with the Investors that provides that such stockholders will vote their shares in favor of a Deemed Liquidation Event or transaction in which 50% or more of the voting power of the Company is transferred and which is approved by the Board of Directors, the Requisite Holders, and holders of a majority of the shares of Common Stock then held by employees of the Company (collectively with the Requisite Holders, the "**Electing Holders**"), so long as the liability of each stockholder in such transaction is several (and not joint) and does not exceed the stockholder's pro rata portion of any claim and the consideration to be paid to the

stockholders in such transaction will be allocated as if the consideration were the proceeds to be distributed to the Company's stockholders in a liquidation under the Company's then-current Charter, subject to customary limitations.